                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-9


      Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934.



                              CHASE INDUSTRIES INC.
                            (Name of Subject Company)


                              CHASE INDUSTRIES INC.
                       (Name of Persons Filing Statement)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   161568-10-0
                      (CUSIP Number of Class of Securities)


      Martin V. Alonzo                           Copies to:
      President and Chief Executive Officer      Rodney L. Moore
      Chase Industries Inc.                      Vinson & Elkins L.L.P.
      14212 County Road M-50                     2001 Ross Avenue, Suite 3700
      Montpelier, Ohio  43543                    Dallas, Texas  75201

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                        [CHASE INDUSTRIES INC. LETTERHEAD]




FOR IMMEDIATE RELEASE



                          CHASE INDUSTRIES INC. ADOPTS
                  STOCKHOLDER RIGHTS PLAN AND BYLAW AMENDMENTS


         MONTPELIER, OHIO, DECEMBER 27, 2000, Chase Industries Inc. (NYSE: CSI) today announced that its Board of Directors has authorized the adoption of a stockholder rights plan. This plan is designed to protect against abusive takeover tactics and ensure that all stockholders receive fair and equal treatment in the event of an unsolicited attempt to acquire Chase Industries. It includes safeguards against partial or two-tiered tender offers, squeeze-out mergers and other abusive takeover tactics. Chase Industries' Board of Directors concluded that the adoption of the stockholder rights plan was in the best interest of Chase Industries and all of its stockholders. Because the rights may be redeemed by the Board under certain circumstances, they should not interfere with any merger or other business combination approved by the Board. The rights will be distributed to all record holders of Chase Industries common stock on January 5, 2001.

         As previously announced by Chase Industries, on December 18, 2000, an investor group that includes Citicorp Venture Capital, Chase Industries' largest stockholder (holding approximately 47.7% of Chase Industries' common stock), issued a press release stating that it intends to commence an unsolicited tender offer for up to 2,300,000 shares (or 15%) of Chase Industries' outstanding common stock. The Citicorp offer has not yet commenced.

         The Board of Directors of Chase Industries has engaged Credit Suisse First Boston Corporation to advise it in connection with its evaluation of the proposed tender offer, and intends to formally respond to the proposed tender offer within 10 business days after the offer is commenced. The Board requests that holders of Chase Industries' common stock defer making a determination whether to accept or reject the proposed tender offer until the Board makes its formal recommendation.

         The rights plan provides for the issuance of one right for each outstanding share of Chase Industries' common stock. The rights will become exercisable only after a person or group acquires, or announces a tender or exchange offer that would result in, beneficial ownership of 20% or more of Chase Industries' voting stock (or the acquisition of any additional shares of stock in the case of any person who currently owns in excess of 20%). Although the rights plan excepts the Citicorp announcement from causing the rights to become exercisable, any subsequent commencement of such tender offer could cause the rights to become exercisable.

         If the rights become exercisable as a result of the announcement or commencement of a tender or exchange offer, each right initially will entitle the holder to buy one one-thousandth (1/1000) of a share of a new series of junior participating preferred stock at an exercise price of $30 per right, subject to antidilution adjustments. Each one one-thousandth of a share of this new preferred stock has the dividend and voting rights of, and is designed to be



                                     -MORE-

CHASE INDUSTRIES, INC.
ADD-1-



substantially equivalent to, one share of voting common stock. Chase Industries' Board of Directors may, at its option, redeem all rights for $.0001 per right at any time prior to the acquisition of 20% or more of Chase Industries' voting stock by a person or group or the acquisition of any additional shares of stock in the case of any person or group who currently owns in excess of 20%.

         In general, if a person or group acquires beneficial ownership of 20% or more of Chase Industries' voting stock, or any additional shares of stock in the case of any person or group who currently owns in excess of 20%, each right will entitle holders, other than the acquiring party, to purchase common stock of Chase Industries having a market value of $60 for a purchase price of $30. In addition, the Board of Directors may at its option, at any time prior to the time such person acquires in excess of 50% of the outstanding voting stock, exchange the rights in whole or in part for shares of Chase Industries' stock. Under this option, Chase Industries generally would issue one share of common stock, or one one-thousandth of a share of the new preferred stock, for each right then outstanding. This exchange would not apply to shares held by the person or group holding 20% or more of Chase Industries' voting stock (or any person or group that has increased its ownership of Chase Industries' stock if such person or group currently owns in excess of 20%).

         If, after the rights have become exercisable, Chase Industries merges or otherwise combines with another entity, or sells assets constituting more than 50% of its assets or producing more than 50% of its earning power or cash flow, each right then outstanding will entitle its holder to purchase for $30, subject to antidilution adjustments, a number of the acquiring party's common shares having a market value of twice that amount.

         Chase Industries also announced that its Board of Directors approved a number of amendments to Chase Industries' bylaws. The amendments provide for, among other things, advance notice to Chase Industries of plans by stockholders to nominate directors for election or to propose other action at any annual or special meeting of Chase Industries' stockholders, the right of the board of directors to set the date for any special meeting of stockholders, and prior notice to the board of directors of any proposed action to be taken by written consent in order to allow the board to set a record date for such consent. Under the amended bylaws, March 2, 2001, will be the deadline for stockholders to inform Chase Industries in writing of any intention to nominate directors for election or propose other action for consideration at Chase Industries' 2001 annual stockholders meeting. The date of the 2001 meeting has not yet been set.

         Chase Industries, through its wholly owned subsidiaries Chase Brass & Copper Company and Leavitt Tube Company, is a leading manufacturer of free-machining and forging brass rod and structural and mechanical steel tubing and structural pipe.

         HOLDERS OF CHASE INDUSTRIES' COMMON STOCK SHOULD READ CHASE INDUSTRIES' RECOMMENDATION STATEMENT REGARDING THE PROPOSED TENDER OFFER WHEN IT BECOMES AVAILABLE. THIS RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION REGARDING THE TENDER OFFER. HOLDERS OF CHASE INDUSTRIES' COMMON STOCK CAN OBTAIN THE RECOMMENDATION AND OTHER FILED DOCUMENTS FOR FREE AT THE WEBSITE OF THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV, OR FOR FREE FROM CHASE INDUSTRIES.

         The description of the rights and bylaw amendments in this press release is a summary of the material terms of the rights and the bylaw amendments. The rights are subject to the terms and conditions set forth in a Rights Agreement which will be filed by Chase Industries with the Securities and Exchange Commission on Form 8-K. A copy of Chase Industries' bylaws incorporating the bylaw amendments also will be filed by Chase Industries with the Securities and Exchange Commission on Form 8-K.



                                     -MORE-

CHASE INDUSTRIES, INC.
ADD-2-



         This press release contains forward looking statements regarding the proposed tender offer for Chase Industries' common stock described herein. These statements are identified by words such as "will," "intends," and other words referring to events to occur in the future. The statements are based on information currently available to Chase Industries and are subject to a variety of risks and uncertainties, including the actual commencement of the proposed tender offer, Chase Industries' evaluation and recommendation with respect to the proposed tender offer, alternatives that may be pursued or other actions that may be undertaken by Chase Industries in response to or independent of the proposed tender offer, the number of shares tendered in response to the proposed tender offer and consummation of the proposed tender offer. Actual events, actions and effects of the proposed tender offer may depend on one or more of these risks and uncertainties and may vary materially from the future events, actions and effects described in this press release. Chase Industries undertakes no obligation to update any forward looking statements made in this press release.

                                      # # #

For Further Information Contact:    Matt Sherman / Dan Katcher
                                    Joele Frank, Wilkinson Brimmer Katcher
                                    (212) 355-4449







-MORE-